As filed with the SEC on_____________

Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Royale Energy, Inc.
(Name of Issuer)

Common Stock Par Value $0.01 Per Share
(Class of Securities)

78074G200
(CUSIP Number)

Donald H. Hosmer	With a copy to:
7676 Hazard Center Drive	Lee Polson
Suite 1500	Strasburger & Price, L.L.P.
San Diego, California 92108	600 Congress Ave., Ste. 1600
(619) 881-2800	Austin, Texas 78701
(512) 499-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 78074G200

(1)	Names of Reporting Persons:
Donald H. Hosmer

(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☒

(3)	SEC Use Only

(4)	Source of Funds: PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or place of organization: California

Number of shares beneficially owned by each person with:

(7)	Sole voting power	Donald H. Hosmer	804,779 Shares Common

(8)	Shared voting power	None

(9)	Sole dispositive power	Donald H. Hosmer	804,779 Shares Common

(10)	Shared dispositive power	None

(11)	Aggregate amount beneficially owned by each reporting person. Donald H. Hosmer: 804,779 Shares Common

(12)	Check if the aggregate amount in row (11) excludes certain shares ☐

(13)	Percent of class represented by amount in Row (11) 13.1% (See Item 5 for calculation of outstanding shares.)

(14)	Type of reporting person: IN

Item 1 Security and Issuer

This report relates to the common stock, par value $0.01 per share, of Royale Energy, Inc., (“ROYL”), located at 7676 Hazard Center Drive, Suite 1500, San Diego, California 92108.

Item 2 Identity and Background

On June 25, 2004, ROYL acquired all of the assets of Royale Petroleum Corporation (“RPC”) in exchange for common stock of ROYL. The common stock of ROYL that was issued to RPC in the transaction was then distributed to the two stockholders of RPC in a liquidating distribution, and the affairs of RPC were wound up. Donald H. Hosmer, the person filing this report, was one of the shareholders of RPC who acquired ROYL common stock in the exchange and liquidating distribution. Mr. Hosmer is a director and secretary and president of ROYL. His business address is 7676 Hazard Center Drive, Suite 1500, San Diego, California 92108. He is a resident of California and citizen of the United States. Mr. Hosmer has not been the subject of any criminal or civil proceeding which would require reporting pursuant to Item 2 of Schedule 13D.

Item 3 Source and Amount of Funds or Other Consideration

Donald H. Hosmer received 953,174 shares of ROYL in a liquidating distribution from RPC after completion of the exchange offer in which ROYL acquired the assets of RPC. The consideration given by Mr. Hosmer was his equity interest in the liquidating corporation, RPC.

Item 4 Purpose of Transaction

Donald H. Hosmer received 953,174 shares of ROYL in exchange for his ownership interest in RPC, after issuance of the ROYL stock in the Plan and Agreement of Reorganization by and between ROYL and RPC dated June 2, 2004, a copy of which is filed as an exhibit to this Schedule 13D. No other transactions and no changes in the management, operations, or capitalization of ROYL are contemplated. Because the assets of the liquidating corporation, RPC, consisted primarily of common stock of ROYL which RPC owned, no material increase in the number of outstanding common shares of ROYL occurred as a result of the acquisition of RPC by ROYL. The total number of ROYL common shares outstanding immediately prior to the RPC acquisition was 6,144,398, and the number of ROYL common shares outstanding immediately after the RPC acquisition was 6,144,849.

Item 5 Interest in Securities of the Issuer

Person:	Donald H. Hosmer
No. Shares Owned:	804, 779 Shares of Common Stock*
Percent of Outstanding shares	13.1%

Common stock outstanding at June 25, 2004	6,160,172*

* Number of shares owned, total number of shares outstanding and percent of outstanding shares are based on the number of shares reported as outstanding in ROYL’s Form 10-KSB for the quarter ended March 31, 2004, plus the number of shares issued in the RPC acquisition.Mr. Hosmer has sole voting and dispositive power with respect to all ROYL shares owned by him.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No contracts, arrangements, understandings or relationships exist with respect to the securities of ROYL between Donald H. Hosmer and any other person. Mr. Hosmer’s brother, Stephen M. Hosmer, was the second shareholder in RPC and received the same number of shares of ROYL as did Donald H. Hosmer, when RPC was liquidated. Stephen M. Hosmer is a director and executive vice-president of ROYL. However, Donald H. Hosmer disclaims the existence of any contract, arrangement, understanding or other relationship with Stephen M. Hosmer with respect to the ROYL shares owned by each of them.

Item 7 Exhibits

1.   Plan and Agreement of Reorganization between Royale Energy, Inc., and Royale Petroleum Corporation.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Donald H. Hosmer

Date: June 25, 2004	Donald H. Hosmer